Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012
[HONG KONG ANNOUNCEMENT - FEBRUARY 4, 2010]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the transactions described in the joint announcement made by Meadville, TTM, TTM Hong Kong Limited (“TTM HK”) and Top Mix Investments Limited (“Top Mix”) dated 16 November 2009 (the “Joint Announcement”), TTM will file relevant materials with the Securities and Exchange Commission of the United States (the “SEC”). TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a US prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/US prospectus to its shareholders and the US prospectus to the shareholders of Meadville or Meadville will include the US prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/US prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/US prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in the Joint Announcement. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on 26 March 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/US prospectus which TTM will file with the SEC when it becomes available.

TTM Technologies, Inc.	TTM Hong Kong Limited
(incorporated in the State of Delaware,	(incorporated in Hong Kong
United States of America)	with limited liability)
ANNOUNCEMENT
Reference is made to the joint announcements made by Meadville (Stock Code: 3313), TTM, TTM HK and Top Mix dated 16 November 2009 and 24 December 2009 respectively in relation to, among others, the PCB Sale (“Joint Announcements”). Terms defined in the Joint Announcements have the same meaning when used in this announcement unless the context otherwise requires.
DRAFT FORM S-4
As disclosed in the Joint Announcement dated 24 December 2009, the Draft Form S-4 was filed with the SEC in the United States on 24 December 2009. TTM will file Amendment No. 1 to the Draft Form S-4 (“Amendment No. 1”), which contains updates and completes certain outstanding information in the Draft Form S-4, with the SEC at or about the time this announcement is published. The amendments primarily relate to (a) the status of antitrust and regulatory approvals, (b) certain fourth quarter

2009 financial results contained in TTM’s earnings release referred to below, (c) certain information regarding TTM’s and Meadville’s recent share prices, beneficial ownership, and record ownership, (d) voting instructions for TTM stockholders, (e) the expected timing of previously announced facility closures, (f) pro forma financial information updated based on the price of TTM’s common stock as of 1 February 2010; (g) recent US$ to HK$ exchange rates, and (h) an additional summary of certain risks relating to security clearances at TTM’s operations. The information contained in Form S-4 (as amended) may be subject to change and further amendments.
The Form S-4 (as amended) having become and remaining effective under the Securities Act and not having become the subject of any stop order or proceedings seeking a stop order is one of the conditions to completion of the PCB Sale.
TTM may not issue the securities offered by the proxy statement/US prospectus until the Draft Form S-4 (as amended) is declared effective by the SEC. The proxy statement/US prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities of TTM in any jurisdiction where an offer, solicitation or sale is not permitted.
While there can be no assurance on timing, it is currently expected that TTM will request that the SEC declare the Form S-4 (as amended) effective on 5 February 2010 (U.S. time). After the SEC has declared the Form S-4 effective, TTM will file a proxy statement/US prospectus (which is contained in the Form S-4 (as amended)) with the SEC (which will be displayed on the website of the SEC upon filing) and Meadville will mail the US prospectus together with the Circular to the Shareholders, both of which are currently expected to occur on 11 February 2010. A further announcement will be made in relation to the despatch of the US prospectus and the Circular to the shareholders of Meadville. TTM will mail the proxy statement/US prospectus to its stockholders to arrive on or after 11 February 2010.
EARNINGS RELEASE
TTM will also issue a press release (“Earnings Release"), containing a summary of TTM’s unaudited financial results for the fourth quarter of 2009, and will file with the SEC a Form 8-K announcing the filing of the press release, at or about the time this announcement is published.
The Earnings Release will include the following guidance (“Earnings Guidance”):
“For the first quarter of 2010, TTM estimates revenue in a range from $132 million to $140 million, GAAP earnings in a range from $0.06 to $0.11 per diluted share and non-GAAP earnings in a range from $0.14 to $0.19 per diluted share.”
All amounts set forth in the Earnings Guidance above are denominated in US$. The Earnings Guidance has been reported on by KPMG (TTM’s reporting accountants for the purpose of the report) and UBS AG, Hong Kong Branch (TTM’s financial advisor) in accordance with the Takeovers Code and the reports have been lodged with the Executive in accordance with Rule 10.4 of the Takeovers Code. The Earnings Guidance will be repeated in full, together with the reports, in the Circular.

Shareholders and potential investors of Meadville are able to obtain a copy of Amendment No. 1 and the Earnings Release from the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) or TTM’s website (www.ttmtech.com/investors/investor_sec.jsp) following their filings.

By order of the Board of TTM Technologies, Inc. Robert E. Klatell Chairman	By order of the Board of TTM Hong Kong Limited Kenton K. Alder Director
Hong Kong, 5 February, 2010
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
The respective directors of TTM and TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
Information Regarding Earnings Guidance
For the sole purpose of complying with the Hong Kong Code on Takeovers and Mergers, KPMG, TTM’s reporting accountant in Hong Kong, has reported on TTM’s Earnings Guidance in accordance with the Auditing Guideline 3.341 “Accountants’ report on profit forecasts” issued by the Hong Kong Institute of Certified Public Accountants. KPMG has not audited, reviewed, examined, or compiled the Earnings Guidance for purposes of its inclusion in any regulatory filing in the United States and, accordingly, KPMG does not express an opinion or provide any form of assurance on such information or its achievability for the purpose of this soliciting material or any other filing other than the Announcement issued in Hong Kong described above.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.